SEC
Mail Processing
Section
JUN 03 2021
Washington DC
415

SEC

A

UNITED STATES

21004455

PART III

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SEC FILE NUMBER
8-30994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 3/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossmark Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15375 Memorial Dr., Suite 200
(No. and Street)

Houston	Texas	77079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Mims (713) 703-2006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75743
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael L. Kern, III, CFA , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossmark Distributors, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

PATRICIA L MIMS
My Notary ID # 11963645
Expires August 22, 2021

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
... (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSMARK
DISTRIBUTORS

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossmark Distributors, Inc. as of March 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossmark Distributors, Inc. as of March 31, 2021, and the results of its operations and its cash flows for the year then in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crossmark Distributors, Inc.'s management. Our responsibility is to express an opinion on Crossmark Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crossmark Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crossmark Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Crossmark Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Crossmark Distributors, Inc.'s auditor since 2018.

Celeste, Texas
May 25, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS	
Cash	$ 169,230
Accounts receivable	10,360
Income tax receivable - Parent	9,367
Prepaid expenses	20,582
TOTAL ASSETS	$ 209,539
LIABILITIES AND STOCKHOLDER'S EQUITY	
TOTAL LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock, $5 par value; 5,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	310,000
Accumulated deficit	(125,461)
TOTAL STOCKHOLDER'S EQUITY	209,539
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 209,539

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
For the Year Ended MARCH 31, 2021

REVENUES		
	Service and distribution fees	$ 116,688
		$ 116,688
TOTAL REVENUES		
EXPENSES	Regulatory fees	46,987
	Professional fees	24,281
	Office and administrative services - Parent	84,000
	Other expenses	15,393
		170,661
TOTAL EXPENSES	Net loss before provision for income taxes	(53,973)
	Federal income tax benefit - current	9,367
NET LOSS		$ (44,606)

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended MARCH 31, 2021

	Common Stock	Additional Paid -in Capital	Accumulated Deficit	Total
Balance at April 1, 2020	$ 25,000	$ 310,000	$ (80,855)	$ 254,145
Net loss	0	0	(44,606)	(44,606)
Balance at March 31, 2021	$ 25,000	$ 310,000	$ (125,461)	$ 209,539

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended MARCH 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (44,606)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in accounts receivable	(1,903)
Increase in income tax receivable - Parent	(6,334)
Decrease in prepaid expenses	8,127
NET CASH USED IN OPERATING ACTIVITIES	(44,716)
NET DECREASE IN CASH	(44,716)
CASH - beginning of year	213,946
CASH - end of year	$ 169,230

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2021

NOTE A – NATURE OF OPERATIONS

Crossmark Distributors, Inc., ("Company") was incorporated in the state of Delaware in 1983 and is a wholly-owned subsidiary of Crossmark Global Holdings, Inc., ("Parent") a Delaware Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is currently exempt from Securities Investor Protection Corporation (SIPC) membership. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily of acting as the distributor for the series portfolios of Steward Funds, Inc. ("SFI"), a related party registered as an open-end management investment company. The Company also has selling agreements to provide service and distribution services to certain other unaffiliated registered investment companies.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Significant Judgements

Revenue from contracts with SFI includes fees for providing marketing, wholesaling, and other distribution services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service and Distribution Fees

The Company has entered into a General Distribution Agreement with SFI, and SFI has adopted a Service and Distribution Plan (the "Service and Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company also enters into arrangements with other unaffiliated registered investment companies (funds) to distribute shares to investors. The Company receives distribution and service fees paid by SFI under the Service and Distribution Plan over time, based on the net assets invested in each series portfolio. The Company may also receive contingent deferred sales charges upon an investor's exit from a series portfolio. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Service and distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes: The Company is included in the consolidated federal income tax return of its Parent. Federal income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent. At March 31, 2021, $9,367 is receivable from Parent for separate federal income taxes.

The Company is also subject to state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of March 31, 2021, open Federal tax years include the tax years ended March 31, 2018 through March 31, 2020.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2021

NOTE C – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/ CONCENTRATIONS

The Company, the Parent, and SFI are under common control and the existence of that control could create operating results and financial condition significantly different than if the companies were autonomous.

Under the Service and Distribution Plan with SFI, the Company earned $71,455 for the year ended March 31, 2021, of which $7,260 is receivable at March 31, 2021.

The Company earned approximately 61% of its revenue from SFI for the year ended March 31, 2021. The Company is economically dependent upon SFI due to the concentration of revenue.

The Company has a $9,367 receivable from Parent for separate federal income taxes at March 31, 2021.

Certain officers and directors of the Company are also officers and/or directors of SFI.

The Parent and the Company entered into an office and administrative services agreement ("Agreement") for an initial term of one year through April 1, 2018. The Agreement automatically renews for successive one-year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through April 1, 2022. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent allocates a pro-rata portion of such expenses incurred by the Parent on account of the Company. In making such allocation the Parent equates the proportional cost of the facility and services with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of the facility or services. Office and administrative fees incurred and paid under this agreement totaled $84,000 for the year ended March 31, 2021. The Parent and the Company renewed the Agreement effective April 1, 2021 with an annual fee of $82,800 for the year ending March 31, 2022.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had a net capital of $163,230, which was $144,230 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was zero to 1.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2021

NOTE E – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE F – SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to March 31, 2021, and through May 25, 2021, the date financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

CROSSMARK DISTRIBUTORS, INC.
SCHEDULE I – Supplemental Information Pursuant to Rule 17a-5
MARCH 31, 2021

NET CAPITAL	
Total stockholder's equity	$ 209,539
Deductions for non-allowable assets:	
Accounts receivable	(10,360)
Prepaid expenses	(20,582)
Income Tax Receivable - Parent	(9,367)
NET CAPITAL	$ 169,230
TOTAL AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of requirement minimum	$ 144,230
Ratio of aggregate indebtedness to net capital	0 to 1

Note: There are no material differences between the preceding computation and the Company's correspondeing unauditited Part II for Firm X-17A-5 as of March 31, 2021

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crossmark Distributors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crossmark Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Crossmark Distributors, Inc. stated that Crossmark Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crossmark Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crossmark Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 25, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Crossmark Distributors, Inc.

Exemption Report

Crossmark Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Crossmark Distributors, Inc.

I, Michael L. Kern, III, CFA, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & CEO

03 May 2021

CROSSMARK
DISTRIBUTORS

15375 Memorial Drive
Suite 200
Houston, TX 77079

(713) 260-9000 *Phone*
(800) 262-6631 *Toll Free*
(713) 260-9025 *Fax*

www.crossmarkglobal.com

May 28, 2021

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
JUN 03 2021
Washington DC
415

COPY

Re: Crossmark Distributors, Inc.
CRD # 14970

Dear Sir/Madam:

Enclosed please find audited financial statements as of the fiscal year ended March 31, 2021, submitted on behalf of the above referenced broker-dealer. Please verify receipt of this filing by stamping and returning the duplicate copy of this letter in the envelope provided.

If you have any questions or need any additional information, please contact me directly at the number below.

Sincerely yours,

Jim Coppedge
Chief Compliance Officer
Crossmark Distributors, Inc.
(800) 262-6631 ext. 6746

Enclosures